[redacted]

SEC Mail
Mail Processing
Section
FEB 07 2008
Washington, DC
106

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SECURITI... ...ION

08025640

ANNU... ...T
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
InCap Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 North Charles Street
(No. and Street)

Baltimore (City) MD (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. James Tennies (410)727-2100 ext 109
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. James Tennies, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InCap Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
InCap Securities, Inc.

We have audited the accompanying statement of financial condition of InCap Securities, Inc. as of September 30, 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InCap Securities, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements) is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 4, 2008

INCAP SECURITIES, INC.
Statement of Financial Condition
September 30, 2007

ASSETS		
Cash and cash equivalents	$	8,500
Total assets	$	8,500
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock issued and outstanding - 100 shares, authorized - 100 shares		10,000
Additional paid-in capital		74,930
Retained earnings		(76,430)
Total stockholder's equity		8,500
Total liabilities and stockholder's equity	$	8,500

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2007

REVENUE	
Revenue	$ -
Total revenue	-
EXPENSES	
Uncollectable receivables	84,272
Bank fees	3
Total expenses	84,275
Loss before income taxes	(84,275)
Provision for income taxes	-
Net Loss	$ (84,275)

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2007

	Common Stock Shares		Common Stock Amount		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity
Balance at October 1, 2006	100	$	10,000	$	66,430	$	7,845	$	72,225
Contribution of capital	-		-		8,500		-		8,500
Net loss	-		-		-		(84,275)		(84,275)
Balance at September 30, 2007	100	$	10,000	$	74,930	$	(76,430)	$	8,500

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2007

Subordinated borrowings at October 1, 2006	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at September 30, 2007	$	-

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2007

Cash flows from operating activities:		
Net income	$	(84,275)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		12,000
Due from affiliates (Note 3)		77,365
Prepaid expenses		275
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(5,369)
Net cash expended in operating activities		(4)
Cash flows from financing acitivities:		
Additional capital invested in the company		8,500
Net cash provided by investing operating activities		8,500
Net decrease in cash		8,496
Cash and cash equivalents at beginning of year		4
Cash and cash equivalents at end of year	$	8,500
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS ACTIVITY

InCap Securities, Inc. (the "Company") is a wholly-owned subsidiary of InCap Group, Inc. ("Group"). The Company's business consists of investment banking and management and consulting services to open-ended, diversified management investment companies. During the year ended September 30, 2007 the Company did not have any revenue nor did it conduct any securities business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial statement reporting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

The Company includes as cash and cash equivalents amounts invested in money market accounts.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of short-term nature of the financial instruments, approximate current fair value.

The Company recognizes a bad debt when it is known the amount is uncollectible. This is not materially different than a provision for bad debts.

The Company has previously been included in a consolidated Federal tax return with its parent company, Group. The Company recognizes its pro-rata share of the consolidated group's federal income taxes. State income taxes are filed on an individual company basis.

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. TRANSACTIONS WITH AFFILIATES

The Company has written off as uncollectible certain advances to former affiliates. These advances that were written off totaled $66,958.

During the year ended September 30, 2007 an affiliate of the Company InCap Fund Administration, Inc. made an infusion of equity capital into the Company totaling $8,500.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $8,500 which was $3,500 in excess of its required net capital of $5,000. The Company's net capital ratio was .0 to 1.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(A) of that Rule. The Company's business consists exclusively of distribution of shares of registered investment companies.

5. SUBSEQUENT EVENT

The Company is delinquent in filing its annual audit report which was due sixty days from its year end. In January of 2008 the FINRA suspended the Company from membership. The result of the suspension was the Company could not conduct a securities business. The Company shall be reinstated into FINRA membership upon filing its annual report.

The FINRA may take disciplinary action against the Company which could result in fines that could have a financial impact on the Company.

6. MINIMUM NET CAPITAL

During the year ended September 30, 2007 the Company did maintain the minimum net capital required every day. There were cash withdraws from the Company during the year that brought its net capital below the minimum required. At September 30, 2007 the Company was in compliance with its net capital requirement.

Schedule I

INCAP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	8,500
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		8,500
Deductions and/or charges:		
Non-allowable assets:		
Total non-allowable assets		-
Net Capital	$	8,500

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to Net Capital		0%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	

INCAP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $0)	$	0
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	3,500
Excess Net Capital at 1000%	$	8,500

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

INCAP SECURITIES, INC.
Computation For Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(A).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
InCap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of InCap Securities, Inc. (the Company) for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We have noted the following weakness in the accounting system. The general ledger was recreated by an outside accountant for the entire the year after the end of the year. We were not able to determine what records the Company used to prepare its quarterly report filings.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saville & Company

Certified Public Accountants

Abington, Pennsylvania
February 4, 2008

END